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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline, Hwy., Suite 200B
(No. and Street)

Mill Valley	**CA**	**94941**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony **561-619-3574**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 15 PM 12: 55
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **F. Randall Bigony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31**, 20**16**, are true and correct. I further, swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title


JEFFREY P. ZANE
MY COMMISSION EXPIRES
March 26, 2018
#FF 075334
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ○ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ○ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ○ (m) A copy of the SIPC Supplemental Report.
- ○ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kipling Capital, Inc.
December 31, 2016
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplemental Information	8
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	9
Schedule II:	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Review Report of Indpendent Registered Public Accounting Firm	11
SEA 15c3-3 Exemption Report	12

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 10, 2017

Kipling Capital, Inc.
Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	564,102
Accounts receivable		1,012,489
Other assets		79,340
Property and equipment, net of $261,769 accumulated depreciation		91,792
Total Assets	$	1,747,723

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	60,164
Deferred rent		34,644
Deferred revenue		2,066
Total Liabilities	$	96,874
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	$	4,100
Retained earnings		1,646,749
Total Stockholders' Equity		1,650,849
Total Liabilities and Stockholders' Equity	$	1,747,723

See accompanying notes.

Kipling Capital, Inc.
Statement of Income

For the Year Ended December 31, 2016

Revenue	
Commission revenue	$ 2,450,860
Investor servicing fees	1,033,154
Carried interest income	2,132,589
Interest and other income	85,451
Total Revenue	5,702,054
Operating Expenses	
Compensation and benefits	1,162,623
Rent	167,245
Marketing	102,949
Professional fees	96,979
Depreciation	35,688
Regulatory fees	20,240
Other Operating expenses	274,060
Total Expenses	1,859,784
Income Before Income Taxes	3,842,270
Income taxes	26,567
Net Income	$ 3,815,703

See accompanying notes.

Kipling Capital, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2016

	Common Stock	Retained Earnings	Total
January 01, 2016	$ 4,100	$ 1,431,046	$ 1,435,146
Distributions	-	(3,600,000)	(3,600,000)
Net income	-	3,815,703	3,815,703
December 31, 2016	$ 4,100	$ 1,646,749	$ 1,650,849

See accompanying notes.

Kipling Capital, Inc.
Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	3,815,703
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		35,688
(Increase) decrease in:		
Accounts receivable		(516,107)
Other assets		(28,620)
Increase (decrease) in:		
Accounts payable and accrued expenses		25,589
Deferred rent		(5,793)
Deferred revenue		(259)
Net Cash Provided (Used) by Operating Activities		3,326,201
Cash Flows from Investing Activities		
Purchases of property and equipment		(46,669)
Net Cash Provided (Used) by Investing Activities		(46,669)
Cash Flows from Financing Activities		
Distributions		(3,600,000)
Net Cash Provided (Used) by Financing Activities		(3,600,000)
Net (Decrease)Increase in Cash and Cash Equivalents		(320,468)
Cash and cash equivalents at beginning of year		884,570
Cash and Cash Equivalents at End of Year	$	564,102

Supplemental Disclosures:		
Taxes paid	$	44,512

See accompanying notes.

Kipling Capital, Inc.
Notes to the Financial Statements

December 31, 2016

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a trailing commission (investor servicing fee), plus a percentage of the profits upon the sale of the underlying properties held in certain direct participation programs (backend fee). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Revenue Recognition
The Company recognizes revenue on the accrual basis of accounting. Revenue is recognized when earned by fee contract. Carried interest income is recognized when earned by the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2012.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $26,567.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2016

3. Risk Concentrations

At December 31, 2016, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $314,188.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 46% of revenue was generated from three customers and 63% of accounts receivable is due from three customers.

4. Related Party Transactions

Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invests in various projects promoted by the Company on the same terms and conditions as the Company's customers. Some of the members of Kipling Investors are also stockholders of the Company. The Company earns certain fees and commisssions from investments made by Kipling Investors. During 2016, approximately $41,667 of revenue was earned from capital committed by the common owners of Kipling Investors.

The stockholders of the Company incur out of pocket expenses that are reimbursed by the Company. At December 31, 2016, the Company owed $9,338 to the stockholders for these advances which are included in accounts payable and accrued expenses.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $467,229 which exceeded the requirement by $460,771.

6. Lease Obligations

The Company leases office space in Mill Valley, California and Palm Beach Gardens, Florida. The California lease term began on February 1, 2014 and expires on January 31, 2019. The Florida lease was signed on September 18, 2015 for a lease term starting November 9, 2014 and expires on February 28, 2019. The future annual minimum lease payments are as follows:

Year		CA Lease Obligation		FL Lease Obligation		TOTAL Obligation
2017	$	129,901	$	37,685	$	167,586
2018		133,270		39,010		172,280
2019		11,130		6,710		17,840
	$	274,301	$	83,405	$	357,706

As of December 31, 2016, there was deferred rent of $34,644.

7. Subsequent Events

The Company has evaluated subsequent events through March 10, 2017, the date which the financial statements are available to be issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

For the Year Ended December 31, 2016

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$	1,650,849
Less: Non-allowable assets		
Accounts receivable		1,012,489
Other assets		79,340
Property and equipment, net		91,792
Total non-allowable assets		1,183,620
Net Capital		467,229
Net minimum capital requirement of 6 $^2/_3$% of aggregate indebtedness of $96,874 or $5,000, whichever is greater		6,458
Excess Net Capital	$	460,771

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

Net Capital as Reported in Company's Part II of Form X-17A-5 as of December 31, 2016	$	457,803
Increase in stockholders' equity		27,370
Decrease in Non-allowable assets		(17,944)
Net Capital per Above Computation	$	467,229

See accompanying notes.

Kipling Capital, Inc.
Schedule II

For the Year Ended December 31, 2016

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).
All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Kipling Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
March 10, 2017

K I P L I N G   C A P I T A L



March 6, 2017

SEA 15c3-3 Exemption Report

I, F. Randall Bigony, COO of Kipling Capital, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



F. Randall Bigony, COO
Kipling Capital, Inc.